MENTALHAPPY INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

MentalHappy Inc.
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
Bank of America Checking_x9070		95,039.38
Bank of America Operating_x3956		-0.75
Bank of America Savings_9106		0.78
Total Bank Accounts	$	95,039.41
Total Accounts Receivable	$	0.00
Other Current Assets		
Prepaid Expenses		1,137.60
Stripe Receivable		645.29
Total Other Current Assets	$	1,782.89
Total Current Assets	$	96,822.30
TOTAL ASSETS	$	96,822.30
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		3,955.00
Total Accounts Payable	$	3,955.00
Total Credit Cards	$	0.00
Other Current Liabilities		
Stripe Loan		3,644.71
Total Other Current Liabilities	$	3,644.71

Total Current Liabilities	$	7,599.71
Long-Term Liabilities		
Total Convertible Note	$	42,210.53
Total SAFE Agreements	$	213,555.98
Total Long-Term Liabilities	$	255,766.51
Total Liabilities	$	263,366.22
Equity		
Equity Investment		841,518.43
Common Stock - ml		20,000.00
Common Stock-YC		26,444.02
Owner Contributions		6,148.91
Total Equity Investment	$	894,111.36
Financing Costs		-5,305.00
Retained Earnings		-772,703.90
Net Income		-282,646.38
Total Equity	-$	166,543.92
TOTAL LIABILITIES AND EQUITY	$	96,822.30

MentalHappy Inc.
Profit and Loss
January - December 2022

	Total
Income	
Application Fee Income	116.00
Subscriptions Income	555.50
Uncategorized Income	12.60
Total Income	$ 684.10
Cost of Goods Sold	
5800 Merchant Fees	26.21
Total Cost of Goods Sold	$ 26.21
Gross Profit	$ 657.89
Expenses	
6100 People Costs	
6110 Salaries	24,892.99
6120 Payroll Tax Expenses	2,482.67
6130 Payroll Processing Expenses	682.00
6170 Employee Benefits	900.35
6171 401k Management Fees	732.00
6190 Subcontractor	376.00
Total 6100 People Costs	$ 30,066.01
6200 Facilities Expenses	
6230 Communications	367.11
Meals	1,961.92
Office Expenses	1,202.80
Meal (Office)	25.91
Total Office Expenses	$ 1,228.71

Postage		146.55
Total 6200 Facilities Expenses	**$**	**3,704.29**
6300 Marketing Expenses		
6103 Marketing Labor		3,320.52
Labor-Creative		10,155.40
Public Relations		10,750.00
Total 6103 Marketing Labor	**$**	**24,225.92**
63220 Advertising Online/Ads		4,483.70
6390 Travel Expense		111.44
6391 Travel/Gas/Hotel		415.24
6392 Travel Meals		407.80
Total 6390 Travel Expense	**$**	**934.48**
Conferences & Events		206.86
Promotional		2,400.00
Software - marketing		1,068.36
Total 6300 Marketing Expenses	**$**	**33,319.32**
6400 Legal & Professional Fees		
Accounting		6,567.50
Total 6400 Legal & Professional Fees	**$**	**6,567.50**
6600 R&D IT		
Developer/Engineer		191,422.27
Hosting		2,569.00
Total 6600 R&D IT	**$**	**193,991.27**

6700 G&A Expenses		
6710 Software		9,343.60
6720 Dues & Subscriptions		690.00
6730 Bank Charges		730.55
Business Licenses & Permits		109.00
Total 6700 G&A Expenses	**$**	**10,873.15**
Total Expenses	**$**	**278,521.54**
Net Operating Income	**-$**	**277,863.65**
Other Expenses		
Franchise Taxes		2,709.00
Interest Expense		2,073.73
Total Other Expenses	**$**	**4,782.73**
Net Other Income	**-$**	**4,782.73**
Net Income	**-$**	**282,646.38**

MentalHappy Inc.
Statement of Stockholders' Equity
As of December 31, 2022

	Equity	Retained Earnings	Total Stockholders' Equity
Balance on January 1	$879,910.55	$ (770,673.90)	$ 109,236.65
Issued equity	$ 9,200.81		$ 9,200.81
Net Income		$ (280,721.38)	$ (280,721.38)
Finance Costs	$ (305.00)		$ (305.00)
Balance on December 31st	$888,806.36	$ (1,051,395.28)	$ (162,588.92)

MentalHappy Inc.
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-282,646.38
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prepaid Expenses		1,758.26
Stripe Receivable		-645.29
Accounts Payable (A/P)		1,925.00
Brex		20.00
SVB Credit Card_x3495		-1,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	2,057.97
Net cash provided by operating activities	-$	280,588.41
FINANCING ACTIVITIES		
Convertible Note-The Mill Fund I LLC:Accrued Interest		2,073.73
SAFE Agreements:TIFFANYE THREADCRAFT		20,000.00
Equity Investment		9,200.81
Financing Costs		-305.00
Net cash provided by financing activities	$	30,969.54
Net cash increase for period	-$	249,618.87
Cash at beginning of period		344,658.28
Cash at end of period	$	95,039.41

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

MentalHappy, Inc. was formed on January 4th, 2016 ("Inception") in the State of Delaware. The financial statements of MentalHappy, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in the San Francisco, California.

We teach people practical steps to help them reduce stress, silence negative thoughts, increase self-awareness, grow confidence, and positively respond to their life's challenges. Mentally Happy helps people on their healing journey build a positive mindset and emotional state through tools and social support.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, the Company determined that no reserve was necessary.

Inventories

There is no inventory currently and no plans to have inventory.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

MentalHappy, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues from the sale of our services and goods when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DEBT

Convertible Notes

On March 24, 2016, the Company entered into a convertible note agreement with The Mill Fund I, LLC for total principal of $30,000. The instrument carries an interest rate of 5% and was to mature after the second anniversary of the issue date; however, the maturity date was postponed.

SAFEs Note

From 2018 to 2019, the company received money from investors in the form of SAFEs notes that will later be converted into Preferred Stock. No conversion date has been set. As of December 31, 2019, and December 31, 2018, the outstanding principal amount of SAFE was $193,556 and $193,556 respectively. None of SAFEs were converted to Preferred Stock as of December 31, 2022.

Stripe Loan

On August 29, 2019, the company received a loan in the amount of $7,000 from Stripe. The loan has an interest rate of 18.4% and does not have a maturity date.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31st 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

4.   RELATED PARTY

There are no related party transactions.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.